July 14, 2008

Kerr Taylor
President, CEO, and Director
8 Greenway Plaza, Suite 1000
Houston, TX 77046

Re: **AmREIT Monthly Income & Growth Fund IV, L.P.**
Amendment No. 1 to Form 10
Filed on June 27, 2008
File No. 0-53203

Dear Mr. Taylor:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue our original comment 2. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Equity Allocation, page 2

2.   We note your response to comment 5. Please update your disclosure regarding net offering proceeds and the use thereof to a more recent date so that you account for the estimated $50 million that you raised in the offering.

Description of our Real Estate Investments, page 16

3.   We note your response to comment 18. However, since the largest tenants only account for 25% of the portfolio square footage, we believe a complete lease expiration table would be useful to investors in highlighting any lease rollover risks or opportunities. Please revise accordingly.

 Financial Statements and Notes

Balance Sheet

4.   We note your response to comment 21. However, Rule 8-02 of Regulation S-X requires an audited balance sheet as of the end of the two most recent fiscal years. Please amend your Form 10 to include an audited balance sheet as of December 31, 2006.

Note 2. Summary of Significant Accounting Policies

Investment in Non-Consolidated Entities, page F-6

5.   We note your response to comment 22. Please include disclosure describing your impairment policy and conclusions in the next amendment of this filing.

Note 4. Partners' Capital and Minority Interest, page F-8

6.   As noted in your response to comment 23, please include the audited balance sheet of your General Partner as required under Rule 8-07 of Regulation S-X in the next amendment of this filing.

Note 7. Subsequent Events, page F-8

7.   Your response to comment 24 is based upon a significance threshold equal to 10% of the $118 million combined carrying value of all properties in which you had an investment as of December 31, 2007. Generally, significance would be based upon your total assets of the latest fiscal year balance sheet preceding the acquisition and as such, it would appear that all of your acquisitions of operating properties would meet the significance threshold. Please advise. In addition, please clarify if these properties were acquired from a related party. If so, you should include the audited financial statements for the most recent two years and interim period prior to acquisition to meet the requirements of Rule 8-06 of Regulation S-X. Your current presentation would not meet that requirement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jaime John, Accountant, at (202) 551-3446 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Jason Goode (*via facsimile*)